

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Thomas R. Miller
Senior Vice President and Chief Financial Officer
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

      Re: Cleco Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 25, 2014
               Form 10-Q for the Quarterly Period Ended March 31, 2014
               Filed April 28, 2014
               File No. 1-15759

Dear Mr. Miller:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Financial Statements, page 74

Note 3 – Regulatory Assets and Liabilities, page 80

Production O&M Expenses, page 83

1. Explain to us how the production operations and maintenance expenses qualified for deferral as a regulatory asset as of December 31, 2013. In this regard, we note your disclosure that amortization of the regulatory asset will commence subsequent to a rate proceeding authorizing such collection. We assume the LPSC authorization was essentially an accounting order. If so, please explain how an accounting order ensures it

is probable such cost(s) will be recovered in rates. Refer to ASC 980-340-25-1. Please also specifically explain the purpose of the LPSC action and whether subsequent collection of previously incurred costs constitutes retroactive rate making.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Condensed Consolidated Statements of Income (Unaudited), page 8

2. Please tell us how your presentation of cash dividends paid per share of common stock complies with paragraph 5 of ASC 260-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant